Oasis Midstream Partners LP

1001 Fannin Street, Suite 1500

Houston, Texas 77002

September 18, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oasis Midstream Partners LP

Registration Statement on Form S-1 (as amended)

File No. 333-217976

Ladies and Gentlemen:

On behalf of Oasis Midstream Partners LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:00 p.m. (Washington, D.C. time) on September 20, 2017, or as soon thereafter as practicable, unless the Partnership notifies you otherwise prior to such time.

Please direct any questions that you have with respect to the foregoing to David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Thomas G. Zentner of the same firm at (713) 758-3671.

[Signature Page Follows]

Very truly yours,

Oasis Midstream Partners LP

By:	OMP GP LLC,
its general partner

By:	/s/ Taylor L. Reid
Name: Taylor L. Reid
Title: Chief Executive Officer

Signature Page to Company Acceleration Request